                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*


                         Hawthorne Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   420542102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  John M. Stein
                                 507 Carew Tower
                                 441 Vine Street
                             Cincinnati, Ohio 45202
                                 (513) 241-6166
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages


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CUSIP No. 4250542102                        13D

1)Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                                   Financial Stocks, Inc.
                                   85-0366665

2)Check the Appropriate Box if a Member of a Group (See Instructions)
              (a)  [ ]
              (b)  [ ]


3)SEC Use Only


4)Source of Funds (See Instructions)



                       5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6)Citizenship or Place of Organization

              ======================================= ===========================================================================
              NUMBER OF SHARES BENEFICIALLY OWNED     7) Sole Voting Power                     223,354
              BY EACH REPORTING PERSON WITH
              ======================================= ===========================================================================

                                                      8) Shared Voting Power                     -0-
              ======================================= ===========================================================================

                                                      9) Sole Dispositive Power              223,354
              ======================================= ===========================================================================

                                                      10) Shared Dispositive Power            -0-
              ======================================= ===========================================================================

11)Aggregate Amount Beneficially Owned by Each Reporting Person

                                     223,354

12)Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions)   [ ]

13)Percent of Class Represented by Amount in Row (11)

                             4.3%


14)Type of Reporting Person (See Instructions)



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                  This statement relates to the Common Stock ("Common Stock"), of Hawthorne Financial Corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                           Hawthorne Financial Corporation
                           2381 Rosecrans Avenue
                           El Segundo, CA 90245

                  The person filing this statement is Financial Stocks, Inc., an Ohio corporation ("FSI"). FSI's business address is 507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

                  FSI is a registered investment advisor and acts as general partner of Financial Stocks Limited Partnership ("FSLP") and certain other investment partnerships.

                  This filing amends the Schedule 13D previously filed by FSI with respect to the Issuer. Item 5 of such 13D is hereby amended as follows:

Item           5. Interest in Securities of the Issuer.
                  ------------------------------------

                  The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:

                                                     Percent of
Record Owner               Number of Shares          Outstanding
------------               ----------------          -----------

FSLP                          223,354 (1)               4.3


(1)As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

                  The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days.

Date                       Shares Sold                        Price Per Share
----                       -----------                        ---------------

4/19/01                      33,000                               $16.21

All of such shares of Common Stock were sold in open market transactions.


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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FINANCIAL STOCKS, INC.


April 20 2001                       By:     /s/ John M. Stein
-------------                           ---------------------
    Date                          John Stein, President


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